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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST
INDENTURE ACT OF 1939

ARCHIBALD CANDY CORPORATION (NAME OF APPLICANT)
1137 W. JACKSON BOULEVARD CHICAGO, IL 60607 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED
TITLE OF CLASS	AMOUNT
10% Secured Subordinated Notes due 2007	$50,000,000

Approximate date of proposed public offering: On or promptly after the Effective Date
(as defined in the Second Amended and Restated Joint Plan of Reorganization of
Fannie May Holdings, Inc. and Archibald Candy Corporation dated September 23, 2002).

Name and address of agent for service:

Ted A. Shepherd
President and Chief Executive Officer
Archibald Candy Corporation
1137 W. Jackson Boulevard
Chicago, Illinois 60607

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicant.

GENERAL

1.    GENERAL INFORMATION.

        (a)  Form of organization: A corporation.

        (b)  State or other sovereign power under the laws of which organized: State of Delaware

2.    SECURITIES ACT EXEMPTION APPLICABLE.

        On June 12, 2002, Fannie May Holdings, Inc., a Delaware corporation ("Holdings"), together with its wholly owned subsidiary, Archibald Candy Corporation, an Illinois corporation ("Archibald", and together with Holdings, the "Debtors"), filed a voluntary application with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") under Chapter 11 of the United States Bankruptcy Code, 11 U.S.C. sections 101-1330, as amended (the "Bankruptcy Code"). On June 13, 2002, the Debtors obtained First Day Orders under Chapter 11 of the Bankruptcy Code from the Bankruptcy Court. Pursuant to section 1125 of the Bankruptcy Code, the Debtors filed with the Bankruptcy Court (1) on August 7, 2002, a First Amended Joint Plan of Reorganization, which was amended by the Second Amended Joint Plan of Reorganization filed by the Debtors on September 23, 2002 (as amended, the "Plan"), and (2) a First Amended Disclosure Statement. The Bankruptcy Court confirmed the Plan on September 24, 2002 (the "Confirmation Date").

        On and as of the effective date of the Plan (the "Effective Date"), Holdings will merge with and into Archibald and Archibald will merge with and into Archibald Candy Corporation, a Delaware corporation, with Archibald Candy Corporation, a Delaware corporation, being the surviving entity ("Reorganized Archibald" or the "Applicant"). As a result of the mergers, all assets of the Debtors will vest in Reorganized Archibald. The Debtors propose that Reorganized Archibald issue, as part of the Plan, pursuant to section 1121(a) of the Bankruptcy Code, $50 million of its 10% Senior Subordinated Notes due 2007 (the "Notes"). The Notes will be issued to discharge, in part, claims of certain existing creditors in the bankruptcy proceedings described below.

        The Notes are proposed to be issued in reliance upon the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), set forth in section 1145(a)(1) of the Bankruptcy Code. Section 1145 of the Bankruptcy Code exempts the offer or sale of securities under a plan of reorganization from registration under the Securities Act and state law. Under section 1145, the issuance of securities is exempt from registration if three principal requirements are satisfied: (1) the securities are issued by a debtor, its successor, or an affiliate participating in a joint plan with the debtor (provided that such entity is not an underwriter as defined in section 1145(b) of the Bankruptcy Code) under a plan of reorganization; (2) the recipients of the securities hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and (3) the securities are issued entirely in exchange for the recipients' claims against or interests in the debtor or such affiliate, or "principally" in such exchange and "partly" for cash or property.

        The Debtors believe that the issuance of the Notes under the indenture (the "Indenture") to be entered into by Reorganized Archibald, as Obligor, Archibald Candy (Canada) Corporation, a Canadian corporation ("Archibald Canada"), and Laura Secord Holdings Corp., a Delaware corporation ("LSHC"), as Guarantors of the Notes, and BNY Midwest Trust Company, as Trustee (the "Trustee"), to holders of prepetition claims under the Plan will satisfy all three conditions of section 1145 of the Bankruptcy Code because (a) the issuances are expressly contemplated under the Plan as part of the reorganization; (b) the recipients are holders of "claims" against the Debtors or an affiliate of the Debtors participating in the Plan with the Debtors; and (c) the recipients would obtain the Notes in exchange for their claims.

AFFILIATIONS

3.    AFFILIATES.

AS OF SEPTEMBER 24, 2002:

        (a)  Holdings owns 100% of the voting securities of Archibald.

        (b)  Archibald owns 100% of the voting securities of Archibald Canada.

        (c)  The following table sets forth certain information with respect to the beneficial ownership of the equity securities of Holdings as of September 24, 2002 by (i) each person known to beneficially own more than 5% of the outstanding shares of any class of Holdings' voting securities; and (ii) each of Holdings' or Archibald's directors and executive officers who own shares of Holdings' equity securities.

Name(1)	Title of Class(2)	Number of Shares	Percentage of Class	Percentage of all Outstanding Voting Common Stock
TCW Capita1(3)	Class A Common	339.741000	47.1%	33.1%
Jordan Industries, Inc.(4)	Class A Common	151.128000	20.9	14.7
JZ Equity Partners PLC(5)	Class A Common	100.752000	14.0	9.8
WCT Investment Pte Ltd.(6)	Class A Common	82.573000	11.4	8.0
Mezzanine Capital(7)	Class A Common	21.069000	2.9	2.1
Leucadia Investors, Inc.(8)	Class C Common	65.788625	22.3	6.4
John W. Jordan II(9)	Class A Common Class C Common	151.128000 43.945960	21.1 14.9	14.7 4.3
Thomas H. Quinn(10)	Class A Common Class C Common	151.128000 31.582500	20.9 10.7	14.7 3.1
David Zalaznick(11)	Class C Common	46.051460	14.7	4.5
Jonathan Boucher(12)	Class C Common	39.472680	13.4	3.8
John Lowden(13)	Class C Common	26.315450	8.9	2.6
Adam E. Max(14)	Class C Common	26.315450	8.9	2.6
Ted A. Shepherd	Class A Common	26.250000	3.6	2.6
TCW Special Placements Fund III(7)	Class D Common	10.000000	100.0	1.0
(1)
For purposes herein, (a) affiliates of TCW Capital consist of the following: TCW Capital, WCT Investment Pte Ltd., Mezzanine Capital and TCW Special Placements Fund III; and (b) affiliates of The Jordan Company include, among others, the following: Jordan Industries, Inc., Leucadia Investors, Inc., JZ Equity Partners PLC, John W. Jordan II, Thomas H. Quinn and Adam E. Max; provided, that although an affiliate of The Jordan Company provides financial advisory services to JZ Equity Partners PLC, it is not otherwise affiliated with The Jordan Company.

(2)
As of September 24, 2002, there were outstanding (a) 721.513 shares of Holdings' Class A Common Stock, (b) no shares of Holdings' Class B Common Stock, (c) 294.737 shares of Holdings' Class C Common Stock and (d) 10 shares of Holdings' Class D Common Stock, aggregating to 1,026.25 outstanding shares of Holdings' Common Stock. Holdings' Class B Common Stock is non-voting, except as provided by law and in some other limited circumstances. Each of the other classes of Holdings' Common Stock has one vote per share for the election of directors and all other corporate matters, except as follows: (i) the holders of Holdings' Class C Common Stock, as a class, subject to the rights of holders of Holdings' Senior Preferred Stock and Class D Common Stock described below, may elect a director who is entitled to exercise 51%

  of the voting power of the Board of Directors of Holdings; (ii) upon the occurrence of some triggering events, including a failure by Holdings to redeem its Junior Class A PIK Preferred Stock, the holders of Holdings' Class D Common Stock, voting separately as a class, have the right to elect an additional director and such director shall have 51% of the voting power of the Board of Directors of Holdings, unless due to a failure by Holdings to make a mandatory redemption payment with respect to its Senior Preferred Stock, whether or not such payment is legally permissible, the holders of Holdings' Senior Preferred Stock have elected a director who is entitled to exercise 51% of the voting power of the Board of Directors of Holdings; and (iii) some events, such as amendments to Holdings' certificate of incorporation or by-laws which adversely affect the rights of holders and some merger and consolidation transactions, require the approval of a majority of holders of each class voting separately as a class. As of September 24, 2002, there also were outstanding (A) 1,243.855834 shares of Holdings' Senior Preferred Stock, all of which is owned by Archibald's former owners through the Denton Thorne Trust A, the Denton Thorne Trust B and the Denton Thorne Trust C, (B) 559.948 shares of Holdings' Junior Class A PIK Preferred Stock, approximately 36% of which is owned by affiliates of The Jordan Company and approximately 64% of which is owned by affiliates of TCW Capital, and (C) 55.9947 shares of Holdings' Junior Class B PIK Preferred Stock, approximately 80% of which is owned by affiliates of The Jordan Company. Holdings' certificate of incorporation provides that in the event that Holdings fails to redeem on any redemption date the full amount of Senior Preferred Stock required to be redeemed on such date, the Board of Directors of Holdings shall automatically be increased by one director and the holders of Holdings' Senior Preferred Stock shall have the right to elect an individual to fill such newly created directorship. The director elected by the holders of Holdings' Senior Preferred Stock would have 51% of the total voting power of the Board of Directors of Holdings.

(3)
The Class A Common Stock indicated as owned by TCW Capital is actually held as follows: (a) 311.408 shares are held in the name of TCW Special Placements Fund III; (b) 23.74 shares are held in the name of TCW Capital, as Investment Manager pursuant to an Investment Management Agreement dated as of April 18, 1990; and (c) 4.593 shares are held in the name of TCW Capital, as Investment Management pursuant to an Investment Management Agreement dated as of June 19, 1989. As of September 24, 2002, affiliates of TCW Capital owned 44.2% of Holdings' outstanding voting Common Stock. As of September 24, 2002, affiliates of TCW Capital also owned approximately 64% of Holdings' Junior Class A PIK Preferred Stock.

(4)
As of September 24, 2002, Jordan Industries, Inc. and other affiliates of (or entities advised by affiliates of) The Jordan Company also owned approximately 36% of Holdings' Junior Class A PIK Preferred Stock. Mr. Jordan is Chairman of the Board and Chief Executive Officer of Jordan Industries, Inc. Mr. Quinn is President, Chief Operating Officer and a Director of Jordan Industries, Inc.

(5)
As of September 24, 2002, JZ Equity Partners PLC, which is advised by an affiliate of The Jordan Company, also owned 79.9925 shares of Holdings' Junior Class A PIK Preferred Stock.

(6)
As of September 24, 2002, WCT Investment Pte Ltd. also owned 63.5833 shares of Holdings' Junior Class A PIK Preferred Stock. In connection with its acquisition in 1992 from affiliates of TCW Capital of shares of Holdings' Class A Common Stock and Junior Class A PIK Preferred Stock, WCT Investment Pte Ltd. granted an irrevocable proxy to TCW Special Placements Fund III for the purpose of approving or consenting to some actions by Holdings.

(7)
Mezzanine Capital is affiliated with TCW Capital. As of September 24, 2002, Mezzanine Capital also owned 16.8405 shares of Holdings' Junior Class A PIK Preferred Stock.

(8)
As of September 24, 2002, Leucadia Investors, Inc. also owned 13.9986 shares of Holdings' Junior Class B PIK Preferred Stock.

(9)
Information presented includes 151.128 shares of Holdings' Class A Common Stock held by Jordan Industries, Inc., of which Mr. Jordan is Chairman of the Board and Chief Executive Officer, and 43.94596 shares of Holdings' Class C Common Stock held by The John W Jordan II Revocable Trust, of which Mr. Jordan is trustee. As of September 24, 2002, Mr. Jordan also owned 10.7789 shares of Holdings' Junior Class B PIK Preferred Stock.

(10)
Information presented includes 151.128 shares of Holdings' Class A Common Stock held by Jordan Industries, Inc., of which Mr. Quinn is the President, Chief Operating Officer and a director.

(11)
As of September 24, 2002, Mr. Zalaznick also owned 10.7789 shares of Holdings' Junior Class B PIK Preferred Stock.

(12)
As of September 24, 2002, Mr. Boucher also owned 9.2391 shares of Holdings' Junior Class B PIK Preferred Stock.

(13)
As of September 24, 2002, Mr. Lowden also owned 5.5996 shares of Holdings' Junior Class B PIK Preferred Stock.

(14)
As of September 24, 2002, Mr. Max also owned 5.5996 shares of Holdings' Junior Class B PIK Preferred Stock.

        (d)  See Item 4.—"Management and Control—As of September 24, 2002" for a list of directors and executive officers of Archibald, who, by virtue of holding such positions, may be considered to "control" Archibald and are therefore deemed to be "affiliates" of Archibald.

AS OF EFFECTIVE DATE:

        See Item 5.—"Principal Owners of Voting Securities—As of Effective Date" for a description of Common Shares of Reorganized Archibald that will be owned by holders of Class 5B claims as of the Effective Date. See Item 4.—"Management and Control—As of Effective Date" for a description of directors and executive officers of Reorganized Archibald, who, by virtue of holding such positions, may be considered to "control" Reorganized Archibald and are therefore deemed to be "affiliates" of Reorganized Archibald as of the Effective Date.

MANAGEMENT AND CONTROL

4.    DIRECTORS AND EXECUTIVE OFFICERS.

AS OF SEPTEMBER 24, 2002:

NAME	ADDRESS	OFFICE
Ted A. Shepherd	c/o Archibald Candy Corporation 1137 W. Jackson Blvd. Chicago, IL 60607	President, Chief Executive Officer and Director
Richard J. Anglin	c/o Archibald Candy Corporation 1137 W. Jackson Blvd. Chicago, IL 60607	Vice President, Chief Financial Officer and Secretary
Adam E. Max	c/o The Jordan Company 767 Fifth Avenue New York, NY 10153	Vice President, Assistant Treasurer, Assistant Secretary and Director
Thomas H. Quinn	c/o Jordan Industries, Inc. Arbor Lake Center 1751 Lake Cook Road Suite 550 Deerfield, IL 60015	Director (Chairman)
John W. Jordan	c/o Jordan Industries, Inc. 875 N. Michigan Avenue Suite 4020 Chicago, IL 60511	Director
Jeffrey J. Rosen	c/o Debevoise & Plimpton 919 Third Avenue New York, NY 100	Director
Gregory W. Ward	c/o The Trust Company of the West 200 Park Avenue Suite 2200 New York, NY 10166	Director

AS OF EFFECTIVE DATE:

        The executive officers of Archibald serving in such capacity prior to the Effective Date (other than Mr. Max) are expected to serve as executive officers of Reorganized Archibald from and after the Effective Date.

        The new board of directors for Reorganized Archibald will consist of five (5) directors: four (4) directors designated by the holders of the 10 1/4% senior secured notes due 2004 issued by Archibald

(the "Senior Secured Notes") and the Chief Executive Officer of Reorganized Archibald. The names and addresses of these initial five directors are set forth below:

NAME	ADDRESS	OFFICE
Ted A. Shepherd	c/o Archibald Candy Corporation 1137 W. Jackson Boulevard Chicago, IL 60607	Director (Chairman)
Edward H. D'Alelio	7 Ringbolt Road Hingham, MA 02043	Director
David Markus	c/o Delaware Street Capital 153 East 53rd Street, Suite 2600 New York, NY 10022	Director
Drew McManigle	c/o The McManigle Company 1285 Avenue of the Americas 35th Floor New York, NY 10019	Director
Shepherd G. Pryor, IV	975 North Avenue Highland Park, IL 60035	Director

5.    PRINCIPAL OWNERS OF VOTING SECURITIES.

AS OF SEPTEMBER 24, 2002:

NAME AND COMPLETE MAILING ADDRESS	TITLE OF CLASS OWNED	AMOUNT OWNED	PERCENTAGE OF VOTING SECURITIES OWNED
Fannie May Holdings, Inc. 1137 W. Jackson Blvd. Chicago, IL 60607	Common	4,210 shares	100%

AS OF EFFECTIVE DATE:

        On the Effective Date, the holders of Class 5B Claims and holders of Class 5A claims who have elected Class 5B treatment will own 100% of the outstanding Common Shares of Reorganized

Archibald. The Debtors furnish the following information as to each person expected to own 10% or more of the voting securities of Reorganized Archibald as of the Effective Date:

NAME AND COMPLETE MAILING ADDRESS	TITLE OF CLASS OWNED	AMOUNT OWNED	PERCENTAGE OF VOTING SECURITIES OWNED
Delaware Street Capital(1) 900 N. Michigan Ave., 19th Fl. Chicago, IL 60611	Common	81,123 shares	29.32%
Putnam Investments(1) One Post Office Square, Mail Stop A-7 Boston, MA 02109	Common	49,051 shares	17.73%
Credit Suisse Asset Management, LLC(1) Leveraged Investments Group 466 Lexington Ave., 14th Fl. New York, NY 10017	Common	28,349 shares	10.25%

(1)
As of the Effective Date, each of these entities shall have voting and investment control, either directly or indirectly through their affiliates, of the approximate number and percentage of shares of Common Stock listed above. To the extent these entities are not the beneficial owners of any or all of the shares listed, they exercise such control as agent, advisor, affiliate, manager or other authorized representative of the beneficial owner or owners.

UNDERWRITERS

6.    UNDERWRITERS.

          (a)  No person, within the three years prior to the date of the filing of this application, has acted as an underwriter of any securities of the Debtors or the Applicant which were outstanding on the date of this application.

          (b)  No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.    CAPITALIZATION.

  (a)
  EACH AUTHORIZED CLASS OF SECURITIES OF THE APPLICANT.

AS OF SEPTEMBER 24, 2002:

TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING
Common Stock, par value $.01 per share	25,000	4,210 shares
10 1/4% Senior Secured Notes due 2004	$170,000,000	$170,000,000

AS OF EFFECTIVE DATE:

TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING
Common Stock, par value $.01 per share	300,000	276,660
10% Secured Subordinated Notes due 2007	$50,000,000	$50,000,000

  (b)
  VOTING RIGHTS OF EACH CLASS OF VOTING SECURITIES OF THE APPLICANT.

AS OF SEPTEMBER 24, 2002:

        With respect to the voting rights of the shares of Archibald Common Stock, each holder of a share of such common stock is entitled to one vote on all matters on which such shareholders are entitled to vote. The holders of the 10 1/4% Senior Notes due 2004 are not entitled to voting rights.

AS OF EFFECTIVE DATE:

        With respect to the voting rights of the shares of Reorganized Archibald Common Stock, each holder of a share of such common stock will be entitled to one vote on all matters on which such shareholders are entitled to vote. The holders of the Notes will not be entitled to voting rights.

INDENTURE SECURITIES

8.    ANALYSIS OF INDENTURE PROVISIONS.

        The following discussion is a description of certain provisions of the Indenture to which this filing relates, as required by Section 305(a)(2) of the Trust Indenture Act of 1939, as amended (the "Act"). This discussion is qualified in its entirety by reference to the Indenture, a copy of which is filed as Exhibit T3C hereto.

        (a)  DEFINITION OF DEFAULT: Events of Default under the Indenture means any of the following:

            (i)  the Applicant defaults in the payment of interest on any Note when the same becomes due and payable and the default continues for a period of 30 days;

          (ii)  the Applicant defaults in the payment of the principal (or premium, if any) on any Note when the same becomes due and payable at maturity, upon redemption, by acceleration or otherwise;

          (iii)  the Applicant defaults in the performance of or breaches the provisions of the covenant in the Indenture relating to the consolidation, merger or transfer of all or substantially all of the Applicant's assets, the Applicant fails to make or consummate an "Excess Proceeds Offer" in accordance with the provisions of Section 4.10 of the Indenture or fails to make or consummate a "Change in Control Offer" in accordance with the provisions of Section 4.14 of the Indenture;

          (iv)  the Applicant or any guarantor under the Indenture fails to comply with any of its other agreements or covenants in, or provisions of, the Notes, the Indenture or the security documents and the default continues for 30 days after written notice thereof has been given to the Applicant by the Trustee or to the Applicant and the Trustee by the holders of at least 25% in aggregate principal amount of the then outstanding Notes, such notice to state that it is a "Notice of Default";

          (v)  a default occurs under (after giving effect to any waivers, amendments, applicable grace periods or any extension of any maturity date) any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Applicant or any guarantor (or the payment of which is guaranteed by the Applicant or any guarantor), whether such indebtedness or guarantee now exists or is created after the date of the Indenture, if (a) either (i) such default results from the failure to pay principal on such indebtedness or (ii) as a result of such default the maturity of such indebtedness has been accelerated, and (b) the principal amount of such indebtedness, together with the principal amount of any other such indebtedness with respect to which such a payment default (after the expiration of any applicable grace period or any extension of the maturity date) has occurred, or the maturity of which has been so accelerated, exceeds $5.0 million in the aggregate;

          (vi)  a final non-appealable judgment or judgments for the payment of money (other than judgments as to which a reputable insurance company has accepted full liability) is or are entered by a court or courts of competent jurisdiction against the Applicant or any guarantor and such judgment or judgments remain undischarged, unbonded or unstayed for a period of 60 days after entry, provided that the aggregate of all such judgments exceeds $7.5 million;

        (vii)  breach by the Applicant or any guarantor of any material representation or warranty set forth in the security documents, which breach is not cured by the Applicant or such guarantor or waived within 30 days after notice to comply with such breach of a material representation or warranty;

        (viii)  written assertion by the Applicant or any of the guarantors of the unenforceability of their obligations under the Indenture, the Notes, the security documents, or the guarantees or the Applicant or any of the guarantors takes any action that causes, or asserts, or fails to take any action that it knows, or has been notified by the Trustee, is necessary to prevent, the unenforceability of the Indenture, the Notes, the security documents or the guarantees against the Applicant or any guarantor or is necessary to maintain the priority and perfection of the liens of the security documents;

          (ix)  the Applicant or any material subsidiary pursuant to or within the meaning of any bankruptcy law:

            (a)  commences a voluntary case,

            (b)  consents to the entry of an order for relief against it in an involuntary case,

            (c)  consents to the appointment of a custodian of it or for all or substantially all of its property,

            (d)  makes a general assignment for the benefit of its creditors,

            (e)  admits in writing its inability to pay debts as the same become due;

          (x)  a court of competent jurisdiction enters an order or decree under any bankruptcy law that:

            (a)  is for relief against the Applicant or any material subsidiary in an involuntary case,

            (b)  appoints a custodian of the Applicant or any material subsidiary or for all or substantially all of their property, orders the liquidation of the Applicant, or any material subsidiary, and in any of the cases described in clauses (a) or (b) the order or decree remains unstayed and in effect for 60 days;

          (xi)  (A) any holder (other than a holder of the Notes) of at least $5 million in aggregate principal amount of secured indebtedness of the Applicant or of any subsidiary as to which a default has occurred and is continuing shall commence judicial proceedings (which proceedings shall remain unstayed for 30 business days) to foreclose upon assets of the Applicant or any material subsidiary having an aggregate fair market value, individually or in the aggregate, in excess of $5 million or shall have successfully exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure or (B) any action described in the foregoing clause (A) shall result in any court of competent jurisdiction issuing any order for the seizure of such assets; or

        (xii)  the guaranty of the Applicant's obligations under the Indenture (the "Guaranty") ceases to be in full force and effect or is declared null and void or any guarantor thereunder denies that it has any further liability under the Guaranty, or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guaranty in accordance with the Indenture) and such condition shall have continued for a period of 30 days after written notice of such failure requiring the guarantor and the Applicant to remedy the same shall have been given (x) to the Applicant by the Trustee or (y) to the Applicant and the Trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding.

        (b)  AUTHENTICATION AND DELIVERY; APPLICATION OF PROCEEDS.

        The Indenture provides that the Applicant may deliver Notes executed by two officers of the Applicant to the Trustee for authentication, together with a written request or order by the Chairman of the Board of Directors or certain officers of the Applicant (a "Company Order") for the authentication and delivery of such Notes; and the Trustee in accordance with such Company Order shall authenticate and deliver such Notes. A Note will not be valid until authenticated by the manual signature of the Trustee. The signature of the Trustee shall be conclusive evidence that the Note has been authenticated under the Indenture.

        The Trustee may appoint an authenticating agent acceptable to the Applicant to authenticate Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. An authenticating agent has the same rights as an agent to deal with the Applicant or an Affiliate of the Applicant.

        The Notes will be issued in exchange for claims against the Debtors as provided in the Plan, and accordingly, the issuance of the Notes will not result in proceeds to the Applicant.

        (c)  RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

        Pursuant to the Plan, the holders of the Notes will have a valid and perfected security interest and lien in the collateral set forth in the security documents to be executed and delivered by the Applicant as contemplated by the Indenture. Such lien and security interest will be junior and subordinate to the lien and security interest securing Applicant's $50 Million term and revolver credit facility. The collateral securing the Notes may be released as follows:

              (i)  as provided in the respective security document,

            (ii)  pursuant to an asset sale permitted by Section 4.10 of the Indenture (a "Permitted Asset Sale") whereby (a) the Applicant or a restricted subsidiary receives consideration at the time of the Permitted Asset Sale at least equal to the fair market value (as determined in good faith by the board of directors of the Applicant as evidenced by a resolution set forth in an officers' certificate delivered to the Trustee) of the assets subject to the Permitted Asset Sale, (b) at least 85% of the consideration for such Permitted Asset Sale is in the form of cash, cash equivalents or liabilities of the Applicant or any restricted subsidiary (other than liabilities that are by their terms subordinated to the Notes or any guarantee of the Notes) that are assumed by the transferee of such assets (provided, that following such Permitted Asset Sale there is no further recourse to the Applicant and its restricted subsidiaries with respect to such assets), and (c) within 12 months of such Permitted Asset Sale, the net proceeds thereof are (x) invested in assets related to the business of the Applicant or its restricted subsidiaries as conducted on the date the Notes are first issued, (y) used to permanently reduce any indebtedness which ranks pari passu with the Notes (provided in the case of a revolver or similar arrangement that makes credit available, such commitment is also permanently reduced) or (z) to the extent not used as provided in clause (x) or (y), applied to make an offer to purchase Notes; provided, that if the net proceeds from any Permitted Asset Sale not invested pursuant to clause (x) above or used to repay Indebtedness pursuant to clause (y) above is less than $2.0 million, the Applicant is not be required to make an offer pursuant to clause (z), or

            (iii)  with the written consent of the holders of at least 66?% in principal amount of the then outstanding Notes.

        The Indenture contains general provisions for the release of the collateral from the lien of the security documents in accordance with the Act, including delivery of the certificates and opinions of fair value required by Section 314(d) of the Act. Section 10.4 of the Indenture, however, permits the release of the collateral in connection with the (i) sale, disposition or use of inventory, (ii) collection, liquidation or disposition of accounts receivable, (iii) renegotiation and termination of leasehold interests, and (iv) sale or disposition of obsolete or worn out fixtures, equipment or other tangible personal property, all in the ordinary course of the Applicant's or the Guarantors' business and in each case without the delivery by the Applicant of the certificates and opinions required by Section 314(d) of the Act. In lieu thereof and in order to protect the interests of purchasers of the Notes and allow the Applicant to carry on its regular business in the ordinary course, the Indenture requires the Applicant and the Guarantors to deliver semi-annually to the Trustee a certificate verifying that all such sales or uses of inventory, collections and other dispositions of accounts receivable and any other disposition or transaction contemplated by Section 10.4 of the Indenture, during the applicable six-month period, were made in the ordinary course of the Applicant's and the Guarantors' business and that all proceeds from such activities were used by the Applicant and the Guarantors in the ordinary course of their business or otherwise as permitted by the Indenture. In addition, the Applicant is required to furnish the Trustee unaudited quarterly and audited annual consolidated financial statements meeting the requirements imposed on reporting companies under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, whether or not the Applicant is then a reporting corporation.

        (d)  SATISFACTION AND DISCHARGE.

        The Applicant may terminate its obligations under the Indenture when all outstanding Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation and all sums payable by the Applicant under the Indenture have been paid.

        In addition, the Applicant may (A) if applicable, be discharged from any and all obligations in respect of the Notes, other than the obligation to duly and punctually pay the principal of, and premium, if any, and interest on the Notes, in accordance with the Indenture, or (B) if applicable, omit to comply with restrictive covenants, and such omission will not be deemed to be an Event of Default if:

            (i)  with respect to clauses (A) and (B), the Applicant irrevocably deposits in trust with the Trustee or at the option of the Trustee, with a trustee reasonably satisfactory to the Trustee and the Applicant under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, money or any obligation of the United States of America for which the full faith and credit of the United States is pledged (the "Government Obligations") sufficient (as certified by a nationally recognized accounting firm designated by the Applicant) to pay principal and interest and premium, if any, on the Notes to maturity or redemption and each installment of interest, if any, on the due dates thereof on the Notes, as the case may be, and to pay all other sums payable by it hereunder or under any of the security documents executed and delivered as contemplated by the Indenture, provided that (a) the trustee of the irrevocable trust shall have been irrevocably instructed to pay such money or the proceeds of such Government Obligations to the Trustee and (b) the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such Government Obligations to the payment of said principal, premium, if any, and interest with respect to the Notes;

          (ii)  with respect to clause (A), the Applicant has received from, or there has been published by, the United States Internal Revenue Service a ruling or there has been a change in laws which in the opinion of independent counsel, which the Applicant shall deliver to the Trustee, provides that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred and the Notes were otherwise paid or redeemed in accordance with the provisions of the Indenture;

          (iii)  with respect to clause (A) and (B), the Applicant has delivered to the Trustee an opinion of independent counsel to the effect that the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred and the Notes were otherwise paid or redeemed in accordance with the provisions of the Indenture;

          (iv)  with respect to clause (A) and (B), no default or event of default under the Indenture shall have occurred or be continuing; and

          (v)  with respect to clause (A) and (B), the Applicant delivers to the Trustee a certificate signed on behalf of the Applicant by two officers of the Applicant stating that all conditions precedent to satisfaction and discharge of the Indenture have been complied with, and an opinion of legal counsel reasonably acceptable to the Trustee to the same effect.

        (e)  EVIDENCE OF COMPLIANCE.

            (i)  The Applicant must deliver to the Trustee, within 120 days after the end of each fiscal year, an officers' certificate (one of the signatures must be the Applicant's principal executive officer, principal financial officer or principal accounting officer) stating that a review of the activities of the Applicant and its subsidiaries during the preceding fiscal year has been made under the supervision of the signing officers with a view to determine whether each has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such officer signing such certificate, that, to such officer's knowledge, each of the Applicant and its subsidiaries has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a default or event of default under the Indenture shall have occurred and is continuing, describing all such defaults or events of default of which he may have knowledge and what action each is taking or proposes to take with respect thereto).

          (ii)  The year-end financial statements delivered pursuant to Section 4.3 of the Indenture must be accompanied by a written statement of the independent public accountants of the Applicant (which shall be a firm of established national reputation reasonably satisfactory to the Trustee) that in making the examination necessary for certification of such financial statements nothing has come to their attention which would lead them to believe that either the Applicant or any of its subsidiaries has violated any provisions of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any person for any failure to obtain knowledge of any such violation.

          (iii)  So long as any of the Notes are outstanding, the Applicant must deliver to the Trustee forthwith upon any officer becoming aware of (i) any default or event of default under the Indenture or (ii) any event of default under any mortgage, indenture or instrument referred to in Section 6.1(5) of the Indenture, an officers' certificate specifying such default or event of default and what action the Applicant is taking or proposes to take with respect thereto.

9.    OTHER OBLIGORS.

        The Applicant's obligations under the Notes, the Indenture and the security documents are guaranteed by each of Applicant's restricted subsidiaries, which, as of the Effective Date, will consist of Archibald Canada and LSHC. The address of each of Archibald Canada and LSHC is as follows:

c/o Archibald Candy Corporation 1137 West Jackson Boulevard Chicago, IL 60607

CONTENTS OF APPLICATION FOR QUALIFICATION.    This application for qualification comprises:

          a.  Pages numbered 1 to 15, consecutively.

          b.  The statement of eligibility and qualification of the trustee under the Indenture to be qualified.

          c.  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.

Exhibit T3A	Certificate of Incorporation of the Applicant.
Exhibit T3B	By-Laws of the Applicant.
Exhibit T3C	Form of Indenture.
Exhibit T3D
Second Amended Joint Plan of Reorganization of Fannie May Holdings, Inc. and Archibald Candy Corporation dated September 23, 2002, as filed with the United States Bankruptcy Court for the District of Delaware.
Exhibit T3E1
Disclosure Statement with respect to the First Amended Joint Plan of Reorganization of Fannie May Holdings, Inc. and Archibald Candy Corporation dated August 7, 2002, as filed with the United States Bankruptcy Court for the District of Delaware.
Exhibit T3E2	Notices of Approval of Disclosure Statement and Hearing on Confirmation of Plan, dated August 7, 2002.
Exhibit T3F	Cross Reference Sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act (included in Exhibit T3C hereof).

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Archibald Candy Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Chicago, Illinois, on the 7th day of October, 2002.

ARCHIBALD CANDY CORPORATION
[SEAL]		BY:	/s/ TED A. SHEPHERD
			Name:	Ted A. Shepherd
			Title:	President and Chief Executive Officer
Attest:
/s/ RICHARD J. ANGLIN
Name:	Richard J. Anglin
Title:	Secretary

FORM T-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)            ☐

BNY MIDWEST TRUST COMPANY
(formerly known as CTC Illinois Trust Company)
(Exact name of trustee as specified in its charter)

Illinois	36-3800435
(State of incorporation if not a U.S. national bank)	(I.R.S. employer identification no.)
2 North LaSalle Street Suite 1020 Chicago, Illinois (Address of principal executive offices)	60602 (Zip code)

Archibald Candy Corporation
(Exact name of obligor as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)
1137 W. Jackson Boulevard Chicago, Illinois (Address of principal executive offices)	60607 (Zip code)

10% Secured Subordinated Notes due 2007
(Title of the indenture securities)

1.
General information. Furnish the following information as to the Trustee:

(a)
Name and address of each examining or supervising authority to which it is subject.

Name	Address
Office of Banks & Trust Companies of the State of Illinois	500 E. Monroe Street Springfield, Illinois 62701-1532
Federal Reserve Bank of Chicago	230 S. LaSalle Street Chicago, Illinois 60603
  (b)
  Whether it is authorized to exercise corporate trust powers.

    Yes.

2.
Affiliations with Obligor.

  If the obligor is an affiliate of the trustee, describe each such affiliation.

  None.

16.
List of Exhibits.

  Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

  1.
  A copy of Articles of Incorporation of BNY Midwest Trust Company (formerly CTC Illinois Trust Company, formerly Continental Trust Company) as now in effect. (Exhibit 1 to Form T-1 filed with the Registration Statement No. 333-47688.)

  2,3.
  A copy of the Certificate of Authority of the Trustee as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 2 to Form T-1 filed with the Registration Statement No. 333-47688.)

  4.
  A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with the Registration Statement No. 333-47688.)

  6.
  The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with the Registration Statement No. 333-47688.)

  7.
  A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

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SIGNATURE

        Pursuant to the requirements of the Act, the Trustee, BNY Midwest Trust Company, a corporation organized and existing under the laws of the State of Illinois, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Chicago, and State of Illinois, on the 2nd day of October, 2002.

BNY Midwest Trust Company
By:	/s/ MARY CALLAHAN Name: MARY CALLAHAN Title: ASSISTANT VICE PRESIDENT

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OFFICE OF BANKS AND REAL ESTATE
Bureau of Banks and Trust Companies

CONSOLIDATED REPORT OF CONDITION
OF

BNY Midwest Trust Company
209 West Jackson Boulevard
Suite 700
Chicago, Illinois 60606

        Including the institution's domestic and foreign subsidiaries completed as of the close of business on June 30, 2002, submitted in response to the call of the Office of Banks and Real Estate of the State of Illinois.

	ASSETS		Thousands of Dollars
1.	Cash and Due from Depository Institutions		18,014
2.	U.S. Treasury Securities		-0-
3.	Obligations of States and Political Subdivisions		-0-
4.	Other Bonds, Notes and Debentures		-0-
5.	Corporate Stock		-0-
6.	Trust Company Premises, Furniture, Fixtures and Other Assets Representing Trust Company Premises		335
7.	Leases and Lease Financing Receivables		-0-
8.	Accounts Receivable		4,802
9.	Other Assets
	(Itemize amounts greater than 15% of Line 9)
	Intangible Asset - Goodwill	86,813
			86,928
10.	TOTAL ASSETS		110,079
	LIABILITIES		Thousands of Dollars
11.	Accounts Payable		-0-
12.	Taxes Payable		-0-
13.	Other Liabilities for Borrowed Money		25,425
14.	Other Liabilities
	(Itemize amounts greater than 15% of Line 14)
	Reserve for Taxes	3,128
	Taxes due to Parent Company	5,257
			8,629
15.	TOTAL LIABILITIES		34,054
	EQUITY CAPITAL
16.	Preferred Stock		-0-
17.	Common Stock		2,000
18.	Surplus		62,130
19.	Reserve for Operating Expenses		-0-
20.	Retained Earnings (Loss)		11,895
21.	TOTAL EQUITY CAPITAL		76,025
22.	TOTAL LIABILITIES AND EQUITY CAPITAL		110,079

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I,	Robert L. De Paola, Vice President

(Name and Title of Officer Authorized to Sign Report)

of BNY Midwest Trust Company certify that the information contained in this statement is accurate to the best of my knowledge and belief. I understand that submission of false information with the intention to deceive the Commissioner or his Administrative officers is a felony.
Robert L. DePaola (Signature of Officer Authorized to Sign Report)

Sworn to and subscribed before me is 30th day of July, 2002.

My Commission expires May 15, 2003.

Joseph A. Giacobino, Notary Public
(Notary Seal)
Person to whom Supervisory Staff should direct questions concerning this report.
Christine Anderson	(212) 437-5984

Name	Telephone Number (Extension)

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